UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO
2

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of September 30, 2022, and for the three and nine months ended September 30, 2022 and 2021

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
September 30, 2022 and December 31, 2021
(In thousands of US dollars)

		September 30,	December 31,
		2022	2021
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,048,697	1,253,052

Securities, net	3,4,6	1,047,995	831,913

Loans, net	3,4,7	7,083,829	5,713,022

Customers' liabilities under acceptances	3,4	82,019	201,515
Derivative financial instruments - assets	3,4,10	27,381	10,805
Equipment and leasehold improvements, net		17,201	17,779
Intangibles, net		2,088	1,595
Other assets	11	10,600	8,430
Total assets		9,319,810	8,038,111

Liabilities and Equity
Liabilities:
Demand deposits		383,115	362,356
Time deposits		3,030,255	2,673,872
	3,4,12	3,413,370	3,036,228
Interest payable		9,822	1,229
Total deposits		3,423,192	3,037,457

Securities sold under repurchase agreements	3,4,13	525,058	427,497
Borrowings and debt, net	3,4,14	4,108,980	3,321,911
Interest payable		29,421	11,322

Acceptances outstanding	3,4	82,019	201,515
Derivative financial instruments - liabilities	3,4,10	60,367	28,455
Allowance for loan commitments and financial guarantee contract losses	3,4	2,380	3,803
Other liabilities	15	39,469	14,361
Total liabilities		8,270,886	7,046,321

Equity:
Common stock		279,980	279,980
Treasury stock		(114,097)	(115,799)
Additional paid-in capital in excess of value assigned to common stock		120,256	120,043
Capital reserves	21	95,210	95,210
Regulatory reserves	21	136,019	136,019
Retained earnings		521,669	487,885
Other comprehensive income (loss)		9,887	(11,548)
Total equity		1,048,924	991,790
Total liabilities and equity		9,319,810	8,038,111
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three and nine months ended September 30, 2022 and 2021
(In thousands of US dollars, except per share data and number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
Interest income:
Deposits		5,414	287	7,674	904
Securities		6,715	2,567	17,346	6,129
Loans		80,537	31,916	176,703	94,819
Total interest income	18	92,666	34,770	201,723	101,852
Interest expense:
Deposits		(20,174)	(3,093)	(32,488)	(10,034)
Borrowings and debt		(32,334)	(9,598)	(70,657)	(29,846)
Total interest expense	18	(52,508)	(12,691)	(103,145)	(39,880)

Net interest income		40,158	22,079	98,578	61,972

Other income (expense):
Fees and commissions, net	17	6,279	4,752	14,497	12,063
Loss (gain) on financial instruments, net	9	(329)	(112)	163	51
Other income, net		209	111	249	295
Total other income, net	18	6,159	4,751	14,909	12,409

Total revenues		46,317	26,830	113,487	74,381

Provision for credit losses	3,18	(4,824)	(771)	(13,768)	(2,155)

Operating expenses:
Salaries and other employee expenses		(8,726)	(5,952)	(24,417)	(16,764)
Depreciation of investment property, equipment and improvements		(578)	(622)	(1,626)	(2,132)
Amortization of intangible assets		(144)	(99)	(393)	(623)
Other expenses		(5,171)	(3,655)	(12,268)	(10,076)
Total operating expenses	18	(14,619)	(10,328)	(38,704)	(29,595)
Profit for the period		26,874	15,731	61,015	42,631

Per share data:
Basic earnings per share (in US dollars)	16	0.74	0.41	1.68	1.08
Diluted earnings per share (in US dollars)	16	0.74	0.41	1.68	1.08
Weighted average basic shares (in thousands of shares)	16	36,329	38,789	36,297	39,377
Weighted average diluted shares (in thousands of shares)	16	36,329	38,789	36,297	39,377
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three and nine months ended September 30, 2022 and 2021
(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Profit for the period	26,874	15,731	61,015	42,631

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instruments at FVOCI, net of hedging	—	—	—	—

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial debt, net of hedging	11,913	(2,205)	21,266	(11,555)
Reclassification of gains (losses) on financial instruments to profit or loss	(20)	80	169	44
Exchange difference in conversion of foreign currency operation	—	—	—	448

Other comprehensive income (loss)	11,893	(2,125)	21,435	(11,063)

Total comprehensive income for the period	38,767	13,606	82,450	31,568
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the nine months ended September 30, 2022 and 2021
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2021	279,980	(57,999)	120,414	95,210	136,019	464,088	208	1,037,920
Profit for the period	—	—	—	—	—	42,631	—	42,631
Other comprehensive income (loss)	—	—	—	—	—	—	(11,063)	(11,063)
Issuance of restricted stock	—	1,392	(1,392)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,493	—	—	—	—	1,493
Exercised options and stock units vested	—	888	(888)	—	—	—	—	—
Repurchase of "Class E" common stock	—	(28,647)	—	—	—	—	—	(28,647)
Dividends declared	—	—	—	—	—	(29,610)	—	(29,610)
Balances at September 30, 2021	279,980	(84,366)	119,627	95,210	136,019	477,109	(10,855)	1,012,724

Balances at January 1, 2022	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790
Profit for the period	—	—	—	—	—	61,015	—	61,015
Other comprehensive income (loss)	—	—	—	—	—	—	21,435	21,435
Issuance of restricted stock	—	1,039	(1,039)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,915	—	—	—	—	1,915
Exercised options and stock units vested	—	663	(663)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(27,231)	—	(27,231)
Balances at September 30, 2022	279,980	(114,097)	120,256	95,210	136,019	521,669	9,887	1,048,924
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the nine months ended September 30, 2022 and 2021
(In thousands of US dollars)

	Notes	2022	2021
Cash flows from operating activities
Profit for the period		61,015	42,631
Adjustments to reconcile profit for the period to net cash used in operating activities:
Depreciation of investment property, equipment and leasehold improvements		1,626	2,132
Amortization of intangible assets		393	623
Provision for credit losses	3	13,768	2,155
Unrealized gain on financial instruments at FVTPL	9	—	(172)
Net gain on sale of financial assets at FVOCI		—	(14)
Compensation cost - share-based payment		1,915	1,493
Net changes in hedging position and foreign currency		(12,018)	(906)
Loss on disposal of equipment and leasehold improvements		4	256
Interest income		(201,723)	(101,852)
Interest expense		103,145	39,880
Changes in operating assets and liabilities:
Restricted deposits		(52,925)	(13,823)
Loans		(1,345,897)	(385,063)
Other assets		(1,522)	1,179
Due to depositors		377,142	239,918
Other liabilities		25,049	(4,937)
Cash flows used in operating activities		(1,030,028)	(176,833)
Interest received		177,949	111,545
Interest paid		(78,157)	(38,915)
Net cash used in operating activities		(930,236)	(104,203)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(1,047)	(307)
Acquisition of intangible assets		(886)	(297)
Proceeds from the sale of securities at FVOCI		—	33,492
Proceeds from the sale of securities at amortized cost		—	16,369
Proceeds from the redemption of securities at FVOCI		110,840	10,000
Proceeds from the redemption of securities at amortized cost		80,816	81,116
Purchases of securities at FVOCI		—	(9,999)
Purchases of securities at amortized cost		(423,280)	(512,051)
Net cash used in investing activities		(233,557)	(381,677)

Cash flows from financing activities:
Increase in securities sold under repurchase agreements		97,561	320,336
Net increase in short-term borrowings and debt	14	560,447	37,222
Proceeds from long-term borrowings and debt	14	779,927	167,675
Payments of long-term borrowings and debt	14	(503,515)	(194,094)
Payments of lease liabilities	14	(744)	(916)
Dividends paid		(27,164)	(29,356)
Repurchase of common stock		—	(28,647)
Net cash provided by financing activities		906,512	272,220

Decrease net in cash and cash equivalents		(257,281)	(213,660)
Cash and cash equivalents at beginning of the period		1,211,001	846,008
Cash and cash equivalents at end of the period	5	953,720	632,348

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information

    Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

    The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

    In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

    Bladex Head Office’s subsidiaries are the following:

–Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

–Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

–Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

–BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

    Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

    The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 18, 2022.

8

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.Basis of preparation of the consolidated financial statements

These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2021, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost, outstanding balance

	September 30, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,981,184	—	—	2,981,184
Grades 5 - 6	0.75 - 3.80	3,806,215	35,639	—	3,841,854
Grades 7 - 8	3.81 - 34.51	155,043	81,411	—	236,454
Grades 9 - 10	34.52 - 100	—	—	10,593	10,593
		6,942,442	117,050	10,593	7,070,085
Loss allowance		(30,994)	(17,887)	(6,214)	(55,095)
Total		6,911,448	99,163	4,379	7,014,990

	December 31, 2021
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	3,016,938	—	—	3,016,938
Grades 5 - 6	0.75 - 3.80	2,466,348	57,799	—	2,524,147
Grades 7 - 8	3.81 - 34.51	99,807	83,120	10,593	193,520
		5,583,093	140,919	10,593	5,734,605
Loss allowance		(20,115)	(16,175)	(5,186)	(41,476)
Total		5,562,978	124,744	5,407	5,693,129

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	September 30, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	276,481	—	—	276,481
Grades 5 - 6	0.75 - 3.80	229,241	8,700	—	237,941
Grades 7 - 8	3.81 - 34.51	154,357	—	—	154,357
		660,079	8,700	—	668,779

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	68,827	—	—	68,827
Grades 5 - 6	0.75 - 3.80	2,410	—	—	2,410
Grades 7 - 8	3.81 - 34.51	10,782	—	—	10,782
		82,019	—	—	82,019
		742,098	8,700	—	750,798
Loss allowance		(2,305)	(75)	—	(2,380)
Total		739,793	8,625	—	748,418

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	257,831	—	—	257,831
Grades 5 - 6	0.75 - 3.80	172,993	21,400	—	194,393
Grades 7 - 8	3.81 - 34.51	151,535	—	—	151,535
		582,359	21,400	—	603,759

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	54,185	—	—	54,185
Grades 5 - 6	0.75 - 3.80	6,903	—	—	6,903
Grades 7 - 8	3.81 - 34.51	140,427	—	—	140,427
		201,515	—	—	201,515
		783,874	21,400	—	805,274
Loss allowance		(3,472)	(331)	—	(3,803)
Total		780,402	21,069	—	801,471

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Securities at amortized cost

	September 30, 2022
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	747,819	—	—	747,819
Grades 5 - 6	0.75 - 3.80	204,200	3,845	—	208,045
Grades 7 - 8	3.81 - 34.51	—	4,994	—	4,994
		952,019	8,839	—	960,858
Loss allowance		(2,520)	(1,837)	—	(4,357)
Total		949,499	7,002	—	956,501

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	453,627	—	—	453,627
Grades 5 - 6	0.75 - 3.80	177,496	—	—	177,496
		631,123	—	—	631,123
Loss allowance		(1,790)	—	—	(1,790)
Total		629,333	—	—	629,333
Securities at fair value through other comprehensive income (FVOCI)

	September 30, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	79,619	—	—	79,619
		79,619	—	—	79,619
Loss allowance		(11)	—	—	(11)
Total		79,608	—	—	79,608

	December 31, 2021
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	193,488	—	—	193,488
		193,488	—	—	193,488
Loss allowance		(26)	—	—	(26)
Total		193,462	—	—	193,462

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	September 30, 2022
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	309,637	1,030	(4,686)
Cross-currency swaps	1,147,925	26,221	(55,621)
Foreign exchange forwards	35,257	130	(60)
Total	1,492,819	27,381	(60,367)

	December 31, 2021
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	60,000	1,282	(538)
Cross-currency swaps	883,931	9,523	(27,917)
Total	943,931	10,805	(28,455)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(140)	140	—	—
Transfer to 12-month expected credit losses	498	(498)	—	—
Net effect of changes in allowance for expected credit losses	(1,875)	2,185	48	358
Financial instruments that have been derecognized during the period	(9,427)	(115)	—	(9,542)
New instruments originated or purchased	21,823	—	—	21,823
Recoveries	—	—	980	980
Allowance for expected credit losses as of September 30, 2022	30,994	17,887	6,214	55,095

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	16,661	19,916	4,588	41,165
Transfer to lifetime expected credit losses	(158)	158	—	—
Transfer to 12-month expected credit losses	243	(243)	—	—
Net effect of changes in allowance for expected credit losses	(874)	(2,041)	438	(2,477)
Financial instruments that have been derecognized during the year	(13,100)	(1,615)	—	(14,715)
New instruments originated or purchased	17,343	—	—	17,343
Recoveries	—	—	160	160
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Transfer to 12-month expected credit losses	133	(133)	—	—
Net effect of changes in reserve for expected credit losses	(135)	(123)	—	(258)
Financial instruments that have been derecognized during the period	(2,882)	—	—	(2,882)
New instruments originated or purchased	1,717	—	—	1,717
Allowance for expected credit losses as of September 30, 2022	2,305	75	—	2,380

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	2,426	478	—	2,904
Transfer to lifetime expected credit losses	(53)	53	—	—
Transfer to 12-month expected credit losses	87	(87)	—	—
Net effect of changes in reserve for expected credit losses	(96)	42	—	(54)
Financial instruments that have been derecognized during the period	(1,793)	(155)	—	(1,948)
New instruments originated or purchased	2,901	—	—	2,901
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(58)	58	—	—
Net effect of changes in allowance for expected credit losses	55	1,779	—	1,834
Financial instruments that have been derecognized during the period	(261)	—	—	(261)
New instruments originated or purchased	994	—	—	994
Allowance for expected credit losses as of September 30, 2022	2,520	1,837	—	4,357

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	462	33	—	495
Net effect of changes in allowance for expected credit losses	(20)	—	—	(20)
Financial instruments that have been derecognized during the period	(160)	(33)	—	(193)
New instruments originated or purchased	1,508	—	—	1,508
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the period	(15)	—	—	(15)
Allowance for expected credit losses as of September 30, 2022	11	—	—	11

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2020	43	—	—	43
Financial instruments that have been derecognized during the period	(17)	—	—	(17)
Allowance for expected credit losses as of December 31, 2021	26	—	—	26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a reconciliation between:

–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

–The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss and other comprehensive income.

			Securities
September 30, 2022	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	358	(258)	1,834	—	1,934
Financial instruments that have been derecognized during the period	(9,542)	(2,882)	(261)	(15)	(12,700)
New financial assets originated or purchased	21,823	1,717	994	—	24,534
Total	12,639	(1,423)	2,567	(15)	13,768

			Securities
September 30, 2021	Loans at amortized cost	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	(2,600)	(124)	(19)	—	(2,743)
Financial instruments that have been derecognized during the period	(11,577)	(1,598)	(182)	(17)	(13,374)
New financial assets originated or purchased	14,317	2,472	1,483	—	18,272
Total	140	750	1,282	(17)	2,155

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of allowance for credit losses for credit-impaired loans.

	September 30, 2022	December 31, 2021
Credit-impaired loans and advances at beginning of period	5,186	4,588
Change in allowance for expected credit losses	(180)	191
Recoveries of amounts previously written off	980	160
Interest income	228	247
Credit-impaired loans and advances at end of period	6,214	5,186

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

Concentration by sector and industry

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Carrying amount - principal	7,070,085	5,734,605	82,019	201,515	960,858	631,123	79,619	193,488
Amount committed/guaranteed	—	—	668,779	603,759	—	—	—	—

Concentration by sector
Corporations:
Private	2,744,427	1,934,056	349,666	336,181	551,373	362,085	24,675	59,096
State-owned	1,134,325	1,085,211	70,750	47,144	51,585	43,266	—	—
Financial institutions:
Private	2,452,051	2,123,881	112,680	140,289	247,166	127,690	—	—
State-owned	590,009	567,847	217,702	281,660	51,288	46,496	54,944	134,392
Sovereign	149,273	23,610	—	—	59,446	51,586	—	—
Total	7,070,085	5,734,605	750,798	805,274	960,858	631,123	79,619	193,488

Concentration by industry
Financial institutions	3,042,060	2,691,728	330,382	421,949	298,454	174,186	54,944	134,392
Manufacturing	1,555,005	1,122,325	230,095	193,169	336,679	180,088	14,866	44,586
Oil and petroleum derived products	1,145,610	1,091,264	90,598	62,208	77,908	74,954	9,809	14,510
Agricultural	341,136	267,382	10,000	—	—	—	—	—
Services	278,874	220,942	26,201	55,612	64,906	66,609	—	—
Mining	154,490	95,364	—	—	24,529	9,912	—	—
Sovereign	149,273	23,610	—	—	59,446	51,586	—	—
Other	403,637	221,990	63,522	72,336	98,936	73,788	—	—
Total	7,070,085	5,734,605	750,798	805,274	960,858	631,123	79,619	193,488

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

Risk rating and concentration by country

					Securities
	Loans at amortized cost		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Carrying amount - principal	7,070,085	5,734,605	82,019	201,515	960,858	631,123	79,619	193,488
Amount committed/guaranteed	—	—	668,779	603,759	—	—	—	—

Rating
1-4	2,981,185	3,016,938	345,308	312,016	747,819	453,627	79,619	193,488
5-6	3,841,853	2,524,147	240,351	201,296	208,045	177,496	—	—
7-8	236,454	193,520	165,139	291,962	4,994	—	—	—
9-10	10,593	—	—	—	—	—	—	—
Total	7,070,085	5,734,605	750,798	805,274	960,858	631,123	79,619	193,488

Concentration by country
Argentina	58,596	74,252	—	—	—	—	—	—
Australia	—	—	—	—	9,696	9,900	—	—
Belgium	19,085	17,374	—	—	—	—	—	—
Bolivia	3,000	3,000	4,333	2,983	—	—	—	—
Brazil	1,172,506	1,101,999	51,076	—	93,863	99,082	—	—
Canada	—	—	—	—	13,574	13,786	—	—
Chile	484,529	625,119	47,971	41,932	113,247	105,730	—	—
Colombia	831,284	795,467	26,457	50,630	54,649	38,038	—	—
Costa Rica	250,570	180,480	40,826	89,442	9,932	1,984	—	—
Dominican Republic	483,925	275,423	20,267	16,499	4,858	4,947	—	—
Ecuador	117,795	37,446	165,138	281,075	—	—	—	—
El Salvador	59,170	73,500	0	6,867	—	—	—	—
France	127,166	179,491	87,907	62,172	—	—	—	—
Germany	—	—	7,000	7,000	—	—	—	—
Guatemala	746,376	431,543	65,224	58,145	—	3,051	—	—
Honduras	244,940	32,192	8,341	18,286	—	—	—	—
Hong Kong	2,000	17,600	—	—	—	—	—	—
Ireland	—	—	—	—	9,544	—	—	—
Israel	—	—	—	—	4,902	4,968	—	—
Jamaica	5,101	5,215	—	—	—	—	—	—
Japan	15,380	—	—	—	—	—	—	—
Luxembourg	89,488	117,700	—	—	—	—	—	—
Mexico	915,271	726,922	45,250	4,000	99,635	55,620	—	—
Panama	300,316	203,115	15,520	66,973	24,028	22,807	—	—
Paraguay	151,194	98,112	3,430	9,430	—	—	—	—
Peru	499,873	343,485	122,986	65,091	60,835	64,134	—	—
Singapore	144,944	58,117	6,001	10,750	—	—	—	—
Switzerland	—	—	—	—	—	—	—	—
Trinidad and Tobago	135,315	140,537	—	—	—	—	—	—
United States of America	106,996	19,000	10,000	—	462,095	207,076	43,234	88,170
United Kingdom	31,196	42,700	19,840	—	—	—	—	—
Uruguay	74,069	134,816	3,231	13,999	—	—	—	—
Multilateral	—	—	—	—	—	—	36,385	105,318
Total	7,070,085	5,734,605	750,798	805,274	960,858	631,123	79,619	193,488

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)Derivative financial instruments – assets

	September 30, 2022
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
	Gross amounts of assets			Financial instruments	Cash collateral received	Net amount
Derivative financial instruments used for hedging	27,381	—	27,381	—	(12,080)	15,301
Total	27,381	—	27,381	—	(12,080)	15,301

	December 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
	Gross amounts of assets			Financial instruments	Cash collateral received	Net amount
Derivative financial instruments used for hedging	10,805	—	10,805	—	(5,030)	5,775
Total	10,805	—	10,805	—	(5,030)	5,775

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	September 30, 2022
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
	Gross amounts of assets			Financial instruments	Cash collateral received	Net amount
Securities sold under repurchase agreements	(525,058)	—	(525,058)	581,178	30,435	86,555

Derivative financial instruments used for hedging	(60,367)	—	(60,367)	—	54,542	(5,825)
Total	(585,425)	—	(585,425)	581,178	84,977	80,730

	December 31, 2021
		Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position
	Gross amounts of assets			Financial instruments	Cash collateral received	Net amount
Securities sold under repurchase agreements	(427,497)	—	(427,497)	498,274	3,110	73,887

Derivative financial instruments used for hedging	(28,455)	—	(28,455)	—	28,942	487
Total	(455,952)	—	(455,952)	498,274	32,052	74,374

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The following table details the Bank's liquidity ratios as of September 30, 2022 and December 31, 2021, respectively:

	September 30, 2022	December 31, 2021
At the end of the period	106.26%	199.19%
Period average	132.23%	122.80%
Maximum of the period	276.86%	306.82%
Minimun of the period	81.18%	66.43%

The following table includes the Bank’s liquid assets by country risk:

	September 30, 2022			December 31, 2021
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	909	44	953	1,203	89	1,292
Latin America	19	—	19	8	—	8
Multilateral	25	36	61	—	105	105
Total	953	80	1,033	1,211	194	1,405

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	September 30, 2022	December 31, 2021
(in millions of USD dollars)
Demand and "overnight" deposits	603	362
Demand and "overnight" deposits to total deposits	17.67%	11.92%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	September 30, 2022	December 31, 2021
(in millions of USD dollars)
Total liquid assets	1,033	1,404
Total assets to total liabilities	30.27%	46.26%
Total liquid assets in the Federal Reserve of the United States of America	83.52%	85.52%

Even though the average term of the Bank's assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

	September 30, 2022	December 31, 2021
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	4,144	3,426
Average term (days)	192	191

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms together with their average remaining term:

	September 30, 2022	December 31, 2021
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,967	3,134
Average term (days)	1,389	1,365

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	September 30, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,048,765	—	—	—	—	1,048,765	1,048,697
Securities and other financial assets, net	45,488	125,232	153,813	779,343	10,567	1,114,443	1,047,995
Loans, net	2,782,936	1,085,661	1,255,865	2,365,808	247,480	7,737,750	7,083,829
Derivative financial instruments - assets	1,288	271	998	24,824	—	27,381	27,381
Total	3,878,477	1,211,164	1,410,676	3,169,975	258,047	9,928,339	9,207,902

Liabilities
Deposits	(2,801,265)	(507,762)	(122,929)	(7,270)	—	(3,439,226)	(3,423,192)
Securities sold under repurchase agreements	(224,814)	(26,831)	(146,323)	(137,476)	—	(535,444)	(525,058)
Borrowings and debt, net	(1,236,032)	(579,702)	(700,386)	(1,935,219)	(23,928)	(4,475,267)	(4,138,401)
Derivative financial instruments - liabilities	(1,926)	(6,162)	(104)	(48,547)	(3,628)	(60,367)	(60,367)
Total	(4,264,037)	(1,120,457)	(969,742)	(2,128,512)	(27,556)	(8,510,304)	(8,147,018)

Contingencies
Confirmed letters of credit	252,435	41,361	3,112	—	—	296,908	296,908
Stand-by letters of credit and guarantees	25,524	73,862	123,736	18,635	—	241,757	241,757
Credit commitments	—	3,231	48,015	78,868	—	130,114	130,114
Total	277,959	118,454	174,863	97,503	—	668,779	668,779
Net position	(663,519)	(27,747)	266,071	943,960	230,491	749,256	392,105

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)
ii.Maturity analysis for financial liabilities and financial assets (continued)

	December 31, 2021
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,253,052	—	—	—	—	1,253,052	1,253,052
Securities and other financial assets, net	36,984	44,743	179,219	599,397	—	860,343	831,913
Loans, net	1,936,018	1,040,765	1,349,286	1,568,311	151,529	6,045,909	5,713,022
Derivative financial instruments - assets	2,791	3,592	—	4,422	—	10,805	10,805
Total	3,228,845	1,089,100	1,528,505	2,172,130	151,529	8,170,109	7,808,792

Liabilities
Deposits	(2,641,995)	(310,326)	(79,034)	(8,090)	—	(3,039,445)	(3,037,457)
Securities sold under repurchase agreements	(333,031)	(60,218)	—	(35,515)	—	(428,764)	(427,497)
Borrowings and debt, net	(583,283)	(726,715)	(802,911)	(1,348,323)	(16,536)	(3,477,768)	(3,333,233)
Derivative financial instruments - liabilities	—	(4,821)	(7,773)	(15,145)	(716)	(28,455)	(28,455)
Total	(3,558,309)	(1,102,080)	(889,718)	(1,407,073)	(17,252)	(6,974,432)	(6,826,642)

Contingencies
Confirmed letters of credit	149,672	62,123	2,435	—	—	214,230	214,230
Stand-by letters of credit and guarantees	75,245	118,287	54,375	20,289	—	268,196	268,196
Credit commitments	35,000	—	45,000	41,333	—	121,333	121,333
Total	259,917	180,410	101,810	61,622	—	603,759	603,759
Net position	(589,381)	(193,390)	536,977	703,435	134,277	591,918	378,391

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.
Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	September 30, 2022		December 31, 2021
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	863,063	863,063	1,201,101	1,201,101
Cash and balances with other bank (1)	90,657	90,657	9,900	9,900
Total	953,720	953,720	1,211,001	1,211,001
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	September 30, 2022		December 31, 2021
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	94,977	953,720	42,051	1,211,001
Notional of investment securities	580,984	436,208	447,588	343,319
Loans at amortized cost	—	7,070,085	—	5,734,605
Total	675,961	8,460,013	489,639	7,288,925

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	September 30, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,019,206	—	—	—	—	29,491	1,048,697
Securities and other financial assets	35,644	115,130	146,328	735,400	7,975	—	1,040,477
Loans	2,833,355	1,042,455	991,636	2,008,402	220,316	—	7,096,164
Total	3,888,205	1,157,585	1,137,964	2,743,802	228,291	29,491	9,185,338

Liabilities
Demand deposits and time deposits	(2,781,656)	(498,543)	(118,774)	(6,500)	—	(7,897)	(3,413,370)
Securities sold under repurchase agreements	(224,560)	(26,193)	(142,679)	(131,626)	—	—	(525,058)
Borrowings and debt	(1,488,488)	(581,525)	(627,576)	(1,387,894)	(23,497)	—	(4,108,980)
Total	(4,494,704)	(1,106,261)	(889,029)	(1,526,020)	(23,497)	(7,897)	(8,047,408)

Net effect of derivative financial instruments held for interest risk management	(709)	(5,891)	894	(23,722)	(3,628)	—	(33,056)
Total interest rate sensitivity	(607,208)	45,433	249,829	1,194,060	201,166	21,594	1,104,874

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

i.Interest rate risk (continued)

	December 31, 2021
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,249,545	—	—	—	—	3,507	1,253,052
Securities and other financial assets	26,693	28,906	121,834	647,178	—	—	824,611
Loans	2,510,544	1,593,471	1,378,589	246,721	10,593	—	5,739,918
Total	3,786,782	1,622,377	1,500,423	893,899	10,593	3,507	7,817,581

Liabilities
Demand deposits and time deposits	(2,634,776)	(309,601)	(78,439)	(8,000)	—	(5,412)	(3,036,228)
Securities sold under repurchase agreements	(332,417)	(60,052)	—	(35,028)	—	—	(427,497)
Borrowings and debt	(1,265,779)	(653,454)	(452,621)	(933,671)	(16,386)	—	(3,321,911)
Total	(4,232,972)	(1,023,107)	(531,060)	(976,699)	(16,386)	(5,412)	(6,785,636)

Net effect of derivative financial instruments held for interest risk management	2,791	(1,230)	(7,773)	(10,722)	(716)	—	(17,650)
Total interest rate sensitivity	(443,399)	598,040	961,590	(93,522)	(6,509)	(1,905)	1,014,295

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
September 30, 2022	+50 bps	2,345	699
	-50 bps	(1,710)	(703)

December 31, 2021	+50 bps	(45)	17,232
	-50 bps	(2,297)	10,772

Interest rate movements affect reported equity in the following ways:

–Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
–Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
–Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides an analyses of changes in interest rates, considering last period interest rate volatility.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

i.Interest rate risk (continued)

Managing interest rate benchmark reform and any risks arising due to reform

a)Non-derivative financial instruments and loan commitments

Quantitative Information

The Bank has USD LIBOR exposures on floating-rate loans, borrowings and loan commitments. Disaggregated information of such financial instruments that have yet to transition to an alternative benchmark rate as at the end of the reporting period September 30, 2022 is the following. The information presented is the remaining exposure as at each reporting period.

	September 30, 2022	December 31, 2022	June 30, 2023
(Notional in US$ thousands)
Non-derivative financial assets
Loans	1,760,928	1,427,041	1,236,262

Non-derivative financial liabilities
Borrowings	75,000	62,500	12,500

Loan commitments	88,930	88,930	88,930

b)Derivative financial instruments used for risk management and hedge accounting purposes

Quantitative Information

Disaggregated information by derivative financial instruments based on floating USD LIBOR rate, that have yet to transition to an alternative benchmark rate as at the end of the reporting period September 30, 2022 is the following. The information presented is the remaining notional amount as at each reporting period.

	September 30, 2022	December 31, 2022	June 30, 2023
(Notional US$ thousands)
Derivatives held for risk management
Derivative financial instruments - assets	2,205	1,937	—
Derivative financial instruments - liabilities	88,768	88,768	68,768

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities, based on their fair value.

	September 30, 2022
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.39	0.98	144.74	4,608.29	20.14
Assets
Cash and due from banks	—	43	4	27	8,033	127	8,234
Loans	—	—	—	—	303,758	—	303,758
Total	—	43	4	27	311,791	127	311,992

Liabilities
Borrowings and debt	—	—	—	—	(312,249)	—	(312,249)
Total	—	—	—	—	(312,249)	—	(312,249)

Net currency position	—	43	4	27	(458)	127	(257)

	December 31, 2021
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.57	1.14	115.15	4,072.94	20.46
Assets
Cash and due from banks	—	7	1	21	1,531	34	1,594
Loans	—	—	—	—	222,747	—	222,747
Total	—	7	1	21	224,278	34	224,341

Liabilities
Borrowings and debt	—	—	—	—	(224,384)	—	(224,384)
Total	—	—	—	—	(224,384)	—	(224,384)

Net currency position	—	7	1	21	(106)	34	(43)

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese renminbi.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.
4.Fair value of financial instruments

A.Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	79,619	—	79,619
Loans at FVTPL (1)	—	26,079	—	26,079
Total securities and other financial assets	—	105,698	—	105,698

Derivative financial instruments - assets:
Interest rate swaps	—	1,030	—	1,030
Cross-currency swaps	—	26,221	—	26,221
Foreign exchange forwards	—	130	—	130
Total derivative financial instrument assets	—	27,381	—	27,381
Total assets at fair value	—	133,079	—	133,079

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	4,686	—	4,686
Cross-currency swaps	—	55,621	—	55,621
Foreign exchange forwards	—	60	—	60
Total derivative financial instruments - liabilities	—	60,367	—	60,367
Total liabilities at fair value	—	60,367	—	60,367

(1)During the third quarter the Bank originated a transaction with the intention of selling it in the secondary market, which was classified at fair value through profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring valuation (continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	193,488	—	193,488
Loans at FVTPL	—	—	5,313	5,313
Total securities and other financial assets	—	193,488	5,313	198,801

Derivative financial instruments - assets:
Interest rate swaps	—	1,282	—	1,282
Cross-currency swaps	—	9,523	—	9,523
Total derivative financial instrument assets	—	10,805	—	10,805
Total assets at fair value	—	204,293	5,313	209,606

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	538	—	538
Cross-currency swaps	—	27,917	—	27,917
Total derivative financial instruments - liabilities	—	28,455	—	28,455
Total liabilities at fair value	—	28,455	—	28,455

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring valuation

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	September 30, 2022
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,048,697	1,048,697	—	1,048,697	—
Securities at amortized cost (1)	968,087	898,831	—	897,713	1,118
Loans at amortized cost, net (2)	7,057,750	7,070,315	—	7,070,315	—
Customers' liabilities under acceptances	82,019	82,019	—	82,019	—

Liabilities
Deposits	3,423,192	3,423,192	—	3,423,192	—
Securities sold under repurchase agreements	525,058	525,058	—	525,058	—
Borrowings and debt, net (3)	4,091,991	4,039,456	—	4,039,456	—
Acceptances outstanding	82,019	82,019	—	82,019	—

	December 31, 2021
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,253,052	1,253,052	—	1,253,052	—
Securities at amortized cost (1)	637,422	632,848	—	628,284	4,564
Loans at amortized cost, net (2)	5,707,709	5,806,915	—	5,806,915	—
Customers' liabilities under acceptances	201,515	201,515	—	201,515	—

Liabilities
Deposits	3,037,457	3,037,457	—	3,037,457	—
Securities sold under repurchase agreements	427,497	427,497	—	427,497	—
Borrowings and debt, net (3)	3,304,178	3,294,135	—	3,294,135	—
Acceptances outstanding	201,515	201,515	—	201,515	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $11.5 million and the allowance for expected credit losses of $4.3 million as of September 30, 2022 (accrued interest receivable of $8.1 million and the allowance for expected credit losses of $1.7 million as of December 31, 2021).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $58 million, the allowance for expected credit losses of $55 million and unearned interest and deferred fees of $15.7 million for September 30, 2022 (accrued interest receivable of $23.3 million, the allowance for expected credit losses of $41.4 million and unearned interest and deferred fees of $8.7 million for December 31, 2021).
(3)Borrowings and debt exclude lease liabilities for an amount of $16.9 million and $17.7 million as of September 30, 2022 and December 31, 2021, respectively.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

C.Level 3 - Fair value measurement

The following table presents the movement of a level 3 financial instruments measured at fair value:

Loans at fair value through profit or loss

At December 31, 2020	4,949
Net changes in fair value(1)	364
At December 31, 2021	5,313
Net changes in fair value(1)	437
Sales	(5,750)
At September 30, 2022	—

(1) The fair value of the instrument includes interest receivable.

Loans at fair value through profit or loss - Level 3

For financial instruments measured at fair value in level 3 category, the Bank uses the following inputs for present value techniques.

Inputs used in the fair value measurement are detailed as follows:

Observable inputs	Unobservable inputs
–Forward interest rate referenced to 12M USD Libor	–Discount rate or discount margin of floating rate bond "USD US composite B+" with credit risk similar to the instrument analyzed adjusted by the country risk premium.

Fair value measurement sensitivity to unobservable inputs – discount rate	2021
A significant increase in volatility would result in a lower fair value	6.86% to 7.84%

Management used market data published in Bloomberg for the construction of the discount curve, which allows for a more accurate measurement of the instrument.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	September 30, 2022	December 31, 2021
Unrestricted deposits with the Federal Reserve of the United States of America	863,063	1,201,101
Cash and non-interest-bearing deposits in other banks	29,491	3,507
Cash and interest-bearing deposits in other banks(1)	156,143	48,444
Total cash and due from banks	1,048,697	1,253,052

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	94,977	42,051
Total cash and due from banks in the consolidated statement of cash flows	953,720	1,211,001

(1)Includes restricted deposit of $10.0 million for both periods with the New York State Banking Department under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks (continued)

The following table presents the pledged deposits classified by country risk:

	September 30, 2022	December 31, 2021
United States of America(1)	29,149	12,615
Switzerland	20,807	9,787
Spain	17,549	4,011
Japan	16,870	3,790
Germany	5,705	449
United Kingdom	4,897	309
Netherlands	—	3,870
Mexico	—	2,430
France	—	4,790
Total	94,977	42,051

(1)Includes restricted deposit of $10.0 million for both periods with the New York State Banking Department under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

6.Securities, net

Securities are presented as follows:

September 30, 2022	Amortized cost	FVOCI	Total
Principal	960,858	79,619	1,040,477
Interest receivable	11,586	289	11,875
Allowance (1)	(4,357)	—	(4,357)
	968,087	79,908	1,047,995

December 31, 2021	Amortized cost	FVOCI	Total
Principal	631,123	193,488	824,611
Interest receivable	8,089	1,003	9,092
Allowance (1)	(1,790)	—	(1,790)
	637,422	194,491	831,913

(1)As of September 30, 2022, and December 31, 2021, the loss allowance for losses for securities at FVOCI for $11 thousand and $26 thousand, respectively are included in equity in the condensed consolidated interim statement of financial position in the line Other comprehensive income.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Securities, net (continued)

Securities by contractual maturity are shown in the following table:

September 30, 2022	Amortized cost	FVOCI	Total
Due within 1 year	218,538	79,619	298,157
After 1 year but within 5 years	734,345	—	734,345
After 5 years but within 10 years	7,975	—	7,975
Balance - principal	960,858	79,619	1,040,477

December 31, 2021	Amortized cost	FVOCI	Total
Due within 1 year	63,640	113,792	177,432
After 1 year but within 5 years	567,483	79,696	647,179
Balance - principal	631,123	193,488	824,611

The following table includes the securities pledged to secure repurchase transactions (see note 13).

	September 30, 2022	December 31, 2021
Securities at amortized cost pledged to secure repurchase transactions	580,950	498,274

Securities sold under repurchase agreements	(525,058)	(427,497)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	September 30, 2022	December 31, 2021
Loans, outstanding balance	7,070,085	5,734,605
Interest receivable	58,498	23,308
Loss allowances	(55,095)	(41,476)
Unearned interest and deferred fees	(15,738)	(8,728)
Loans at amortized cost	7,057,750	5,707,709
Loans at FVTPL	26,079	5,313
Loans, net	7,083,829	5,713,022

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans (continued)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30, 2022	December 31, 2021
Fixed interest rate	4,046,739	3,327,310
Floating interest rates	3,049,425	2,412,608
Total	7,096,164	5,739,918

As of September 30, 2022, and December 31, 2021, 75% and 71% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 0.90% to 13.82% (December 31, 2021: 0.53% to 10.23%).

The following table details information relating to loans granted to class A and B shareholders:

	September 30, 2022	December 31, 2021
Class A and B shareholder loans	507,000	467,000
% Loans to class A and B shareholders over total loan portfolio	4%	8%
% Class A and B stockholders with loans over number of class A and B stockholders	11%	10%
Modified financial assets

As of September 30, 2022, the Bank does not have modified financial assets. The modified financial assets during the period 2021, where modification does not result in de-recognition, are presented below:

December 31, 2021
Gross carrying amount before modification	65,000
Allowance loss before modification (1)	(12,739)
Net amortized cost before modification	52,261

Gross carrying amount after modification	65,000
Allowance loss after modification (2)	(12,699)
Net amortized cost after modification	52,301

(1) Expected credit loss for 12 months.
(2) Expected credit loss within the life of the financial asset.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	September 30, 2022	December 31, 2021
Documentary letters of credit	296,908	214,230
Stand-by letters of credit and guarantees - commercial risk	241,757	268,196
Credit commitments	130,114	121,333
Total	668,779	603,759

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	September 30, 2022	December 31, 2021
Up to 1 year	572,276	542,137
From 1 to 2 years	28,506	57,622
Over 2 to 5 years	67,997	4,000
Total	668,779	603,759

9.Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instruments recognized in the condensed consolidated interim statements of profit or loss:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Loss (gain) on derivative financial instruments and foreign currency exchange, net	(942)	(118)	(349)	1,201
Unrealized gain on financial instruments at FVTPL	101	509	—	172
Realized gain (loss) on financial instruments at FVTPL	512	(836)	512	(1,669)
Gain on sale of financial instruments at amortized cost	—	333	—	333
Realized gain on financial instruments at FVOCI	—	—	—	14
Total	(329)	(112)	163	51

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	September 30, 2022
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	289,637	916	(4,686)
Cash flow hedges	20,000	114	—
Interest rate and foreign exchange risk
Fair value hedges	242,935	1,472	(24,717)
Cash flow hedges	904,990	24,749	(30,904)
Foreign exchange risk
Cash flow hedges	35,257	130	(60)
	1,492,819	27,381	(60,367)

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	40,000	1,282	—
Cash flow hedges	20,000	—	(538)
Interest rate and foreign exchange risk
Fair value hedges	428,067	783	(20,908)
Cash flow hedges	455,864	8,740	(7,009)
	943,931	10,805	(28,455)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2022
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	155,512	814	—	1,646	(145)
Securities at amortized cost	10,000	102	—	113	(115)
Borrowings and debt	124,125	—	(4,686)	(5,533)	4
Interest rate and foreign exchange risk
Loans	2,205	196	—	(138)	(103)
Borrowings and debt	240,730	1,276	(24,717)	(1,828)	(92)
Total	532,572	2,388	(29,403)	(5,740)	(451)

	December 31, 2021
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	40,000	1,282	—	(19)	22
Interest rate and foreign exchange risk
Loans	3,006	333	—	(23)	(119)
Borrowings and debt	425,061	450	(20,908)	(18,614)	(1,283)
Total	468,067	2,065	(20,908)	(18,656)	(1,380)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	155,439	—	Loans, net	(1,791)	(1,791)
Securities at amortized cost	9,708	—	Securities and other financial assets, net	(228)	(228)
Borrowings and debt	—	(119,979)	Borrowings and debt, net	5,541	5,537
Interest rate and foreign exchange risk
Loans	2,023	—	Loans, net	(643)	35
Borrowings and debt	—	(219,377)	Borrowings and debt, net	22,969	1,736
Total	167,170	(339,356)		25,848	5,289

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(41,315)	Borrowings and debt, net	—	41
Interest rate and foreign exchange risk
Loans	2,717	—	Loans, net	(751)	(96)
Borrowings and debt	—	(406,724)	Borrowings and debt, net	18,919	17,331
Total	2,717	(448,039)		18,168	17,276

(1) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	September 30, 2022
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,512	2,205	147,717
Over 1 to 2 years	20,000	68,768	88,768
Over 2 to 5 years	124,125	171,962	296,087
Total	289,637	242,935	532,572

	December 31, 2021
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	40,000	271,646	311,646
Over 1 to 2 years	—	3,006	3,006
Over 2 to 5 years	—	153,415	153,415
Total	40,000	428,067	468,067

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	20,000	114	—	557	558	1	4,914
Interest rate and foreign exchange risk
Borrowings and debt	904,990	24,749	(30,904)	(3,670)	(5,138)	(1,468)	—
Foreign exchange risk
Loans	35,257	130	(60)	70	70	—	—
Total	960,247	24,993	(30,964)	(3,043)	(4,510)	(1,467)	4,914

	December 31, 2021
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (3)	Ineffectiveness recognized in profit or loss (4)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (2)
Interest rate risk
Borrowings and debt	20,000	—	(538)	562	560	(2)	(423)
Interest rate and foreign exchange risk
Borrowings and debt	455,864	8,740	(7,009)	(21,267)	(20,920)	347	—
Foreign exchange risk
Loans	—	—	—	—	—	—	(3,589)
Total	475,864	8,740	(7,547)	(20,705)	(20,360)	345	(4,012)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.
(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.
(3) Included in equity in the condensed consolidated interim statement of financial position under the line Other comprehensive income.
(4) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,134)	Borrowings and debt, net	558	(104)
Interest rate and foreign exchange risk
Borrowings and debt	—	(893,990)	Borrowings and debt, net	(5,138)	(22,014)
Foreign exchange risk
Loans	35,034	—	Loans, net	70	131
Total	35,034	(914,124)		(4,510)	(21,987)

	December 31, 2021
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(20,041)	Borrowings and debt, net	(560)	—
Interest rate and foreign exchange risk
Borrowings and debt	—	(470,181)	Borrowings and debt, net	20,920	10,756
Total	—	(490,222)		20,360	10,756

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	September 30, 2022
	Foreign exchange risk	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	35,257	20,000	370,248	425,505
Over 1 to 2 years	—	—	53,703	53,703
Over 2 to 5 years	—	—	451,735	451,735
More than 5 years	—	—	29,304	29,304
Total	35,257	20,000	904,990	960,247

	December 31, 2021
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	—	108,779	108,779
Over 1 to 2 years	20,000	30,332	50,332
Over 2 to 5 years	—	299,684	299,684
More than 5 years	—	17,069	17,069
Total	20,000	455,864	475,864

11.Other assets

Following is a summary of other assets:

	September 30, 2022	December 31, 2021
Accounts receivable	3,839	1,389
Prepaid expenses	2,021	3,485
Prepaid fees and commissions	447	349
Interest receivable - deposits	736	12
IT projects under development	310	510
Improvement project under development	518	—
Severance fund	2,013	1,981
Other	716	704
Total	10,600	8,430

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, as follows:

	September 30, 2022	December 31, 2021
Demand	383,115	362,356
Up to 1 month	1,027,956	842,472
From 1 month to 3 months	977,359	926,902
From 3 month to 6 months	472,953	641,526
From 6 month to 1 year	506,496	233,081
From 1 year to 2 years	41,494	29,891
From 2 years to 5 years	3,997	—
Total	3,413,370	3,036,228
The following table presents additional information regarding the Bank’s deposits:

	September 30, 2022	December 31, 2021
Aggregate amount of $100,000 or more	3,412,963	3,035,906
Aggregate amount of deposits in the New York Agency	601,422	515,852

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest expense on deposits made in the New York Agency	3,647	847	6,868	3,097

13.Securities sold under repurchase agreements

As of September 30, 2022, and December 31, 2021, the Bank had financing transactions under repurchase agreements for $525 million and $428 million, respectively.

During the periods ended September 30, 2022 and 2021, interest expense relating to financing transactions under repurchase agreements totaled $5.3 million and $0.5 million, respectively. These expenses are included as interest expense – borrowings and debt in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2022, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	September 30, 2022
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	2,096,532	47,366	992	465,000	1,491,479	15,997	4,117,366
Transaction costs	(279)	(13)	—	(1,839)	(6,255)	—	(8,386)
	2,096,253	47,353	992	463,161	1,485,224	15,997	4,108,980

	December 31, 2021
	Short-Term			Long-term
	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principal	1,547,845	34,213	996	329,888	1,398,223	16,737	3,327,902
Transaction costs	—	—	—	(498)	(5,493)	—	(5,991)
	1,547,845	34,213	996	329,390	1,392,730	16,737	3,321,911

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	September 30, 2022	December 31, 2021
Short-term borrowings:
At fixed interest rates	1,647,982	1,102,621
At floating interest rates	448,550	445,224
Principal	2,096,532	1,547,845
Less: Transaction costs	(279)	—
Total short-term borrowings, net	2,096,253	1,547,845

Short-term debt:
At floating interest rates	47,366	34,213
Principal	47,366	34,213
Less: Transaction costs	(13)	—
Total short-term debt, net	47,353	34,213

Total short-term borrowings and debt,net	2,143,606	1,582,058

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.60% to 5.11%	0.50% to 2.02%
Range of floating interest rates on borrowings in U.S. dollars	4.08% to 4.73%	0.35% to 0.81%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.05% to 10.02%	5.39% to 6.56%

The outstanding balances of short-term borrowings and debt by currency, excluding lease liabilities, are as follows:

	September 30, 2022	December 31, 2021
US dollar	1,748,982	1,401,122
Mexican peso	394,916	180,936
Carrying amount - principal	2,143,898	1,582,058

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year, excluding lease liabilities), along with contractual interest rates, plus prepaid commissions are as follows:

	September 30, 2022	December 31, 2021
Long-term borrowings:
At fixed interest rates with due dates from May 2023 to September 2023	75,000	115,043
At floating interest rates with due dates from August 2023 to March 2026	390,000	214,845
Principal	465,000	329,888
Less: Transaction costs	(1,839)	—
Total long-term borrowings, net	463,161	329,888

Long-term debt:
At fixed interest rates with due dates from January 2023 to January 2029	1,060,831	927,550
At floating interest rates with due dates from January 2023 to February 2026	430,648	470,673
Principal	1,491,479	1,398,223
Less: Transaction costs	(6,255)	(5,991)
Total long-term debt, net	1,485,224	1,392,232

Total long-term borrowings and debt, net	1,948,385	1,722,120

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.80% to 2.38%	0.80% to 2.38%
Range of floating interest rates on borrowings and debt in U.S. dollars	3.83% to 5.00%	0.97% to 1.80%
Range of fixed interest rates on borrowings in Mexican pesos	6.50% to 9.20%	6.50% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.12% to 9.50%	5.43% to 6.87%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.27%	0.40% to 0.95%
Range of fixed interest rates on debt in Euros	0.23% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41%	1.41%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss franc	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluding lease liabilities):

	September 30, 2022	December 31, 2021
US dollar	940,000	812,496
Mexican peso	815,134	643,490
Euro	101,864	121,443
Japanese yen	69,228	116,518
Australian dollar	15,988	18,174
Swiss franc	10,134	10,979
Sterling pound	4,131	5,011
Carrying amount - principal	1,956,479	1,728,111

Future payments of long-term borrowings and debt outstanding as of September 30, 2022, are as follows (excluding lease liabilities):

Outstanding
2023	219,930
2024	456,476
2025	920,013
2026	131,341
2027	214,901
2029	13,818
Carrying amount - principal	1,956,479

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2022	2021
Principal as of January 1,	3,321,911	1,985,070
Net increase (decrease) in short-term borrowings and debt	560,447	37,222
Proceeds from long-term borrowings and debt	779,927	167,675
Payments of long-term borrowings and debt	(503,515)	(194,094)
Payment of lease liabilities	(744)	(916)
Change in foreign currency	(34,078)	(35,011)
Adjustment of fair value for hedge accounting relationship	(12,503)	(1,465)
Other adjustments	(2,465)	2,218
Principal as of September 30,	4,108,980	1,960,699

The reconciliation of equity account movements is presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	September 30, 2022	December 31, 2021
Due within 1 year	1,546	1,574
After 1 year but within 5 years	7,191	7,262
After 5 years but within 10 years	12,690	13,771
Total undiscounted lease liabilities	21,427	22,607

Short-term	992	996
Long-term	15,997	16,737
Total lease liabilities included in the condensed consolidated interim statement of financial position	16,989	17,733
Amounts recognized in the consolidated statement of cash flows:

	September 30, 2022	September 30, 2021
Payments of lease liabilities	744	916
Amounts recognized in profit or loss:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest on lease liabilities	(144)	(201)	—	(614)
Income from sub-leasing right-of-use assets	—	52	—	185

15. Other liabilities

Following is a summary of other liabilities:

	September 30, 2022	December 31, 2021
Accruals and other accumulated expenses	13,333	9,266
Accounts payable	23,407	2,311
Others	2,729	2,784
Total	39,469	14,361

55

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(Thousands of U.S. dollars)
Profit for the period	26,874	15,731	61,015	42,631

(U.S. dollars)
Basic earnings per share	0.74	0.41	1.68	1.08
Diluted earnings per share	0.74	0.41	1.68	1.08

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,329	38,789	36,297	39,377

Weighted average of common shares outstanding applicable to diluted EPS	36,329	38,789	36,297	39,377

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services are detailed as follows:

	Three months ended September 30, 2022
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Openning and confirmation	—	2,925	165	3,090
Negotiation and acceptance	—	32	—	32
Amendment	—	517	(4)	513
Structuring	2,558	—	294	2,852
Other	—	41	(249)	(208)
	2,558	3,515	206	6,279

	Nine months ended September 30, 2022
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Openning and confirmation	—	8,285	416	8,701
Negotiation and acceptance	—	244	—	244
Amendment	254	1,684	(4)	1,934
Structuring	3,330	—	853	4,183
Other	—	122	(687)	(565)
	3,584	10,335	578	14,497

	Three months ended September 30, 2021
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Openning and confirmation	—	2,674	555	3,229
Negotiation and acceptance	—	8	—	8
Amendment	—	364	—	364
Structuring	1,327	—	—	1,327
Other	—	4	(180)	(176)
	1,327	3,050	375	4,752

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.Fee and commission income (continued)

	Nine months ended September 30, 2021
	Syndications	Documentary and standby letters of credit	Other commissions, net	Total
Openning and confirmation	—	7,931	1,754	9,685
Negotiation and acceptance	—	37	—	37
Amendment	—	990	(16)	974
Structuring	1,828	—	—	1,828
Other	—	35	(496)	(461)
	1,828	8,993	1,242	12,063

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

September 30, 2022
Up to 1 year	2,339
From 1 to 2 years	307
More than 2 years	—
Total	2,646

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended September 30, 2022			Nine months ended September 30, 2022
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	80,537	12,129	92,666	176,703	25,020	201,723
Interest expense	(115)	(52,393)	(52,508)	(350)	(102,795)	(103,145)
Inter-segment net interest income	(44,489)	44,489	—	(86,476)	86,476	—
Net interest income	35,933	4,225	40,158	89,877	8,701	98,578
Other income (expense), net	6,678	(519)	6,159	15,315	(406)	14,909
Total income	42,611	3,706	46,317	105,192	8,295	113,487

Provision for credit losses	(3,382)	(1,442)	(4,824)	(11,216)	(2,552)	(13,768)
Operating expenses	(11,180)	(3,439)	(14,619)	(30,263)	(8,441)	(38,704)
Segment profit (loss)	28,049	(1,175)	26,874	63,713	(2,698)	61,015

Segment assets				7,182,199	2,127,747	9,309,946
Segment liabilities				97,990	8,133,427	8,231,417

	Three months ended September 30, 2021			Nine months ended September 30, 2021
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	31,916	2,854	34,770	94,819	7,033	101,852
Interest expense	(161)	(12,530)	(12,691)	(492)	(39,388)	(39,880)
Inter-segment net interest income	(10,469)	10,469	—	(33,830)	33,830	—
Net interest income	21,286	793	22,079	60,497	1,475	61,972
Other income (expense), net	4,939	(188)	4,751	12,676	(267)	12,409
Total income	26,225	605	26,830	73,173	1,208	74,381

Provision for credit losses	115	(886)	(771)	(890)	(1,265)	(2,155)
Operating expenses	(7,874)	(2,454)	(10,328)	(22,902)	(6,693)	(29,595)
Segment profit (loss)	18,466	(2,735)	15,731	49,381	(6,750)	42,631

Segment assets				5,524,936	1,446,516	6,971,452
Segment liabilities				257,504	5,692,819	5,950,323

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.Business segment information (continued)

The following table presents the reconciliation of information on reportable segments:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Profit for the period	26,874	15,731	61,015	42,631

Assets
Assets from reportable segments			9,309,946	6,971,452
Other assets - unallocated			9,864	5,628
Total			9,319,810	6,977,080

Liabilities
Liabilities from reportable segments			8,231,417	5,950,323
Other liabilities - unallocated			39,469	14,033
Total			8,270,886	5,964,356

19.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	September 30, 2022	December 31, 2021
Assets
Demand deposits	13,298	2,680
Loans, net	240,108	29,857
Securities	15,038	—
Total	268,444	32,537

Liabilities
Time deposits	559,750	150,000
Total	559,750	150,000

Contingencies
"Stand-by" letters of credit	3,350	9,130
Loss allowance	(16)	(37)

60

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest income
Loans	1,468	—	2,661	161
Securities	136	—	357	—
Total interest income	1,604	—	3,018	161
Interest expense
Deposits	(3,525)	(398)	(6,805)	(1,658)

Net interest income (expenses)	(1,921)	(398)	(3,787)	(1,497)

Other income (expense)
Fees and commissions, net	27	67	108	185
Loss on financial instruments, net	—	—	54	—
Total other income, net	27	67	162	185

Net income from related parties	(1,894)	(331)	(3,625)	(1,312)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Expenses
Compensation costs to directors	693	466	1,416	1,173
Compensation costs to executives	846	931	3,273	3,220
Compensation costs of directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.

20.Litigation

The Bank is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of September 30, 2022, and December 31, 2021 the minimum LCR to be reported to the SBP was 80%, for both periods. The Bank´s LCR as of September 30, 2022 and December 31, 2021 was 106.26% and 199.19%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of September 30, 2022 and December 31, 2021 was 79.75% and 80.80%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	September 30, 2022	December 31, 2021
Capital funds	1,048,249	1,013,796
Risk-weighted assets	8,559,173	6,513,267
Capital adequacy index	12.25%	15.57%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	September 30, 2022	December 31, 2021
Ordinary capital	912,231	877,777
Non-risk-weighted assets	9,688,934	8,107,810
Leverage ratio	9.42%	10.83%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	September 30, 2022
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,812,245	55,914	—	10,593	—	3,878,752
Financial institutions:
Private	2,432,051	20,000	—	—	—	2,452,051
State-owned	590,009	—	—	—	—	590,009
	3,022,060	20,000	—	—	—	3,042,060
Sovereign	149,273	—	—	—	—	149,273
Total	6,983,578	75,914	—	10,593	—	7,070,085

Allowance for loan
losses under IFRS (*):	32,174	16,707	—	6,214	—	55,095

Loans at FVTPL
Financial institutions:
Private	26,079	—	—	—	—	26,079
Total	7,009,657	75,914	—	10,593	—	7,096,164

	December 31, 2021
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	2,943,125	68,668	10,593	—	—	3,022,386
Financial institutions:
Private	2,120,762	—	—	—	—	2,120,762
State-owned	567,847	—	—	—	—	567,847
	2,688,609	—	—	—	—	2,688,609
Sovereign	23,610	—	—	—	—	23,610
Total	5,655,344	68,668	10,593	—	—	5,734,605

Allowance for loan
losses IFRS (*):	22,713	13,577	5,186	—	—	41,476

Loans at FVTPL
Financial institutions:
Private	5,313	—	—	—	—	5,313
Total	5,660,657	68,668	10,593	—	—	5,739,918

As of September 30, 2022, and December 31, 2021, there are no restructured loans.

(*) As of September 30, 2022, and December 31, 2021, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Applicable laws and regulations (continued)

Specific provisions (continued)

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	September 30, 2022
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	10,593	—	10,593
Total	—	—	—	10,593	—	10,593

	December 31, 2021
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	10,593	—	—	10,593
Total	—	—	10,593	—	—	10,593

	September 30, 2022	December 31, 2021
Non-accruing loans:
Private corporations	10,593	10,593
Total non-accruing loans	10,593	10,593

Interest that would be reversed if the loans had been classified as non-accruing loans	826	598
Income from collected interest on non-accruing loans	—	—

Modified special mention loans

As of September 30, 2022, and December 31, 2021, the Bank does not have modified loans; therefore, the requirements and disclosures established by Article No. 8 of Rule No. 6-2021 are not applicable.

Credit risk coverage - dynamic provision

As of September 30, 2022, and December 31, 2021, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations.

The provision and reserve are detailed as follows:

	September 30, 2022	December 31, 2021
Dynamic provision	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)